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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Oplink Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68375Q106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

CUSIP No. 68375Q106

1.	Name of Reporting Person: Herbert Chang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 707,917

		6.	Shared Voting Power: 14,480,211

		7.	Sole Dispositive Power: 707,917

		8.	Shared Dispositive Power: 14,480,211

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,188,128

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.15%

12.	Type of Reporting Person: IN

Page 2 of 7 pages

CUSIP No. 68375Q106

1.	Name of Reporting Person: InveStar Burgeon Venture Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 10,606,096

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 10,606,096

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,606,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.12%

12.	Type of Reporting Person: CO

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer Oplink Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices 46335 Landing Parkway Fremont, California 94538

Item 2.

(a)	Name of Person Filing Herbert Chang InveStar Burgeon Venture Capital, Inc.

(b)	Address of Principal Business Office or, if none, Residence Room 1201, 12F, 333 Keelung Road Taipei, Taiwan

(c)	Citizenship
	Herbert Chang:	Taiwan
	InveStar Burgeon Venture Capital, Inc.	Cayman Islands

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 68375Q106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not applicable

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Herbert Chang	15,188,128[1]
	InveStar Burgeon Venture Capital, Inc.	10,606,096

(b)	Percent of class:
	Herbert Chang	10.15%
	InveStar Burgeon Venture Capital, Inc.	7.12%

[1]	Includes (i) 707,917 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2004, (ii) 10,606,096 shares held by Investar Burgeon Venture Capital, Inc., (iii) 1,129,875 shares held by InveStar Dayspring Venture Capital, Inc., (iv) 1,950,227 shares held by InveStar Excelsus Venture Capital (Int’l), Inc. LDC, and (v) 794,013 shares held by Forefront Venture Partners, L.P.

Page 4 of 7 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
	Herbert Chang	707,917
	InveStar Burgeon Venture Capital, Inc.	0

(ii)	Shared power to vote or to direct the vote:
	Herbert Chang	15,188,128
	InveStar Burgeon Venture Capital, Inc.	10,606,096

(iii)	Sole power to dispose or to direct the disposition of:
	Herbert Chang	707,917
	InveStar Burgeon Venture Capital, Inc.	0

(iv)	Shared power to dispose or to direct the disposition of:
	Herbert Chang	15,188,128
	InveStar Burgeon Venture Capital, Inc.	10,606,096

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable

Item 8. Identification and Classification of Members of the Group

     Not applicable

Item 9. Notice of Dissolution of Group

     Not applicable

Item 10. Certification

     Not applicable

Page 5 of 7 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2005

Date

/s/ Herbert Chang

Signature

Herbert Chang

Name/Title

Page 6 of 7 pages

Exhibit A

JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

     Dated: February 3, 2005

Herbert Chang

By: /s/ Herbert Chang
Name: Herbert Chang

InveStar Burgeon Venture Capital, Inc.

By: /s/ Herbert Chang
Name: Herbert Chang
Title: Secretary

Page 7 of 7 pages